Filed Pursuant to Rule 433

Registration No. 333-265158

Fact Sheet | November 14, 2023
Autocallable Variable Coupon Notes
Issuer:
Barclays Bank PLC
Tenor:
Approximately 5 years
Reference Assets:
The common shares of KeyCorp (Bloomberg ticker: “KEY <Equity>”), the common stock of PayPal Holdings, Inc. (Bloomberg ticker: “PYPL <Equity>”) and the common stock of The Charles Schwab Corporation (Bloomberg ticker: “SCHW <Equity>”) (each, a 'Reference Asset')
Coupon Barrier Value:
For each Reference Asset, 70.00% of its Initial Value
Higher Coupon Amount:
$7.50 per month (based on 9.00% per annum rate), to be determined on the Initial Valuation Date
Lower Coupon Amount:
$0.208 per month (based on 0.25% per annum rate), to be determined on the Initial Valuation Date
Selected Structure Definitions
Automatic Call:
The Notes cannot be redeemed for approximately the first year after the Issue Date. Beginning with the twelfth Observation Date, if, on any Observation Date (other than the Final Valuation Date), the Closing Value of each Reference Asset is greater than or equal to its Initial Value, the Notes will be automatically redeemed and you will receive a cash payment per $1,000 principal amount of Notes on the immediately following Coupon Payment Date equal to the Redemption Price. No further amounts will be payable on the Notes after they have been automatically redeemed.
Coupon:
If the Notes are not redeemed prior to scheduled maturity, you will receive a Coupon on each Coupon Payment Date determined as follows:
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If the Closing Value of each Reference Asset on an Observation Date is greater than or equal to its Coupon Barrier Value, you will receive the Higher Coupon Amount on the related Coupon Payment Date.
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If the Closing Value of any Reference Asset on an Observation Date is less than its Coupon Barrier Value, you will receive the Lower Coupon Amount on the related Coupon Payment Date.
Payment at Maturity:
If the Notes are not redeemed prior to scheduled maturity, and if you hold the Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of Notes equal to $1,000 plus the Coupon otherwise due.
Redemption Price:
$1,000 per $1,000 principal amount Note that you hold, plus the Coupon otherwise due.
All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated November 8, 2023 (the 'Pricing Supplement'). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

CUSIP / ISIN:
06745NYB6 / US06745NYB62
Initial Value:
The Closing Value of the Reference Assets on the Initial Valuation Date.
Initial Valuation Date:
November 27, 2023
Issue Date:
November 30, 2023
Final Valuation Date:
November 24, 2028
Maturity Date:
November 30, 2028
The Notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the Notes. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Fact Sheet | November 14, 2023
Autocallable Variable Coupon Notes
Summary Characteristics of the Notes
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Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 3.75% of the principal amount of the Notes, or up to $37.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.
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Estimated Value Lower Than Issue Price—Our estimated value of the Notes on the Initial Valuation Date is expected to be between $910.00 and $954.70 per Note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.
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You May Receive Only the Lower Coupon Amount on Each Coupon Payment Date Over the Term of the Notes—You will receive the Higher Coupon Amount on a Coupon Payment Date only if the Closing Value of each Reference Asset on the related Observation Date is greater than or equal to its Coupon Barrier Value. If the Closing Value of any Reference Asset on an Observation Date is less than its Coupon Barrier Value, you will receive on the related Coupon Payment Date only the Lower Coupon Amount. If the Closing Value of at least one Reference Asset is less than its Coupon Barrier Value on each Observation Date, you will receive only the Lower Coupon Amount on each Coupon Payment Date during the term of the Notes. Under these circumstances, the return on the Notes may be less than the amount that would be paid on a conventional debt security of the Issuer of comparable maturity.
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Your Potential Return on the Notes Is Limited to the Coupons Payable, and You Will Not Participate in Any Appreciation of Any Reference Asset—The potential positive return on the Notes is limited to the Coupons that may be payable during the term of the Notes. You will not participate in any appreciation in the value of any Reference Asset, which may be significant.
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Early Redemption and Reinvestment Risk—If the Notes are redeemed, you will not receive any additional payments on the Notes and you may not be able to reinvest any amounts received in a comparable investment with a similar level of risk and yield.

Summary Risk Considerations
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Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the Notes.
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U.K. Bail-In Power—Each holder and beneficial owner of Notes acknowledges, accepts, and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes that is worth significantly less than the Notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.
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Historical Performance—The historical performance of the Reference Assets is not an indication of the future performance of the Reference Assets over the term of the Notes.
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Conflict of Interest—In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates play a variety of roles in connection with the Notes, including acting as calculation agent and as a market-maker for the Notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the Notes.
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Lack of Liquidity—The Notes will not be listed on any securities exchange. There may be no secondary market for the Notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the Notes easily.
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Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the Notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.
Other Information
This fact sheet is a general summary of the terms and conditions of this offering of Notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of Notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the Notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:
https://www.sec.gov/Archives/edgar/data/312070/000095010323016115/dp202646_424b2-5409barc.htm
You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the Notes.
You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the Notes. You may choose to reject such changes, in which case we may reject your offer to purchase the Notes.